Filed by Pulte Corporation and Del Webb Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 1-9804
Subject Company: Pulte Corporation

EXHIBIT 99.2

PULTE50
Fifty Years of Building The Good Life

INVESTOR FACT SHEET

TICKER: PHM
EXCHANGE: NYSE
CURRENT PRICE (2/13/01): $36.75
52-WEEK RANGE: $15.25-$45.00

5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
96
97
98
99
00

Total Revenues ($ billions)

6
5
4
3
2
1
0
96
97*
98
99
00

Earnings Per Share
(continuing operations)
*excludes restructuring charge of $.28 per share

INVESTMENT FEATURES

- Pulte Corporation is the parent of Pulte Home Corporation, one of the nation's largest and most diversified homebuilders, with operations in 41 markets across the United States, Argentina and Puerto Rico. The company is also the fifth-largest homebuilder in Mexico. From 1995 to 2000, the company's expansion strategies resulted in significant growth with domestic closings increasing 61 percent to 19,799 homes. Revenue has doubled to $4.2 billion and EPS increased by 480 percent.
- Pulte has achieved 50 years of uninterrupted profitability by offering high quality and value, by following conservative business practices, and by focusing on core operations tempered by a willingness to take appropriate risks. Pulte has tripled its ROE during the past three years while maintaining the industry's strongest balance sheet.
- Pulte's comprehensive e-business strategy is targeting the entire value chain, from sales and marketing to construction and procurement. Pulte.com is serving more than 2.0 million visitors annually and is the channel for customer communication before, during and after the home sale. Pulte is working closely with suppliers, contractors and technology partners in B2B initiatives that are expected to yield significant cost benefits.
- Pulte's unique Homeowner for Life™ strategy is being implemented nationwide. Capitalizing on the company's unmatched geographic and product diversity, the strategy supports continued growth by targeting expansion of sales in each buyer group – first time, move up and active adult – within Pulte's existing markets.
- Pulte has implemented a program to build national brand recognition and loyalty. Branding the Pulte experience supports the Homeowner for Life™ strategy and can create additional revenue streams in the future.

Over its 50-year history, Pulte has established itself as the nation's most diversified homebuilder with markets throughout the United States, Argentina, Mexico and Puerto Rico.

Pulte™ Homes

To order copies of this Fact Sheet, call (800) 458-2700.

PULTE50
Fifty Years of Building The Good Life

PULTE HOME CORPORATION SELLS MORE HOUSES IN A DAY THAN MOST BUILDERS SELL IN A YEAR

30000
25000
20000
15000
10000
5000
0
96
97
98
99
00

Worldwide Closings
(Pulte and affiliates)

Active Adult 18%
First Time Affordable 24%
Second Move Up 27%
First Move Up 31%

Closings by Customer Segment

FIFTY-YEAR TRADITION OF SUCCESS

Pulte Home Corporation, the primary business of Pulte, sells more houses in a day than most builders sell in a year. Over its history, Pulte has constructed more that 277,000 homes, including 2000's record 27,781 deliveries across the United States, Puerto Rico and Mexico.

Bill Pulte, who started construction of his first house in 1950, laid the foundation for what is today one of the nation's largest homebuilders with operations in 41 markets across the United States, Argentina and Puerto Rico. The company is also the fifth-largest homebuilder in Mexico. Bill's formula for success is simple: build the best house for the money, in the right location – and delight the customer by exceeding their expectations with the entire homebuying experience.

Based on the company's growth, Bill's simple formula must be the right one. Over the past decade, Pulte has successfully doubled the number of markets in which it operates and expanded its product line to serve first-time, first move-up, second move-up and active adult homebuyers. In addition to fueling 480 percent growth in earnings over the past five years, Pulte's diversified market position is a source of continued growth and stability.

The company's 2000 financial results demonstrated the ongoing benefits of these earlier strategies as consolidated revenues grew to $4.2 billion, an increase of 11 percent over the prior year. A 100-basis point increase in domestic homebuilding margins helped drive full year earnings from continuing operations to a record $218.4 million, or $5.18 per share, as compared to $178.3 million, or $4.07 per share in 1999. And, while maintaining one of the strongest balance sheets in the industry, Pulte's 2000 ROE of 18 percent was an almost three-fold increase from just three years prior.

CREATING HOMEOWNERS FOR LIFE

Pulte has created a homebuilding operation with a scale, geographic breadth and product diversity that is unmatched in the industry. Together, these elements have created an opportunity that Pulte calls Homeowner for Life™. Part business strategy and part corporate culture, Homeowner for Life™ seeks to extend and capitalize on the very strong relationship Pulte creates with its customers over the course of building their new homes. At its core, the goal of Homeowner for Life™ is to convert a single sale into additional future sales of products and services.

Typical of most homebuilders, the company can spend several thousand dollars in sales and marketing costs for each customer who ultimately buys a Pulte home. Market research on buying patterns suggests that if the customer is satisfied with the initial sale, they can influence 5.5 additional future sales opportunities to immediate family and friends. It is much easier and more cost effective to retain an existing customer than to find a new one, so capturing these potential sales could drive higher revenues, while saving millions of dollars in related selling costs.

Pulte's ability to serve the first-time, first move-up, second move-up and active adult buyers is vital to making Homeowner for Life™ a success and is important to supporting the company's ongoing growth. Pulte is the only builder to have a strong presence across the nation's top 30 metropolitan markets, yet, as the accompanying graph shows, the company averages less than 4 percent market share. This means Pulte has tremendous opportunity to grow by expanding its share of each customer segment within all of its existing markets.

Such growth opportunities are particularly evident among those individuals looking for a more maintenance free, resort style of living. Often called active adults, the demographic imperative is obvious as the Baby Boomers continue to move into new stages of living. Already comprising more than 18 percent of its customer base, Pulte is rapidly adding a mix of age-targeted and age-restricted communities throughout the country. Pulte's communities range in size from 125 to more than 2,000 homes, but the quality remains the same as the company is consistently recognized by The Council on Seniors Housing for building some of the best developments in the nation.

2000 CLOSINGS AS PERCENTAGE OF LOCAL MARKET PERMITS BY CUSTOMER GROUP

First Time
First Move Up
Second Move Up
Active Adult
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Atlanta
Phoenix
Washington
Chicago
Dallas/Ft Worth
Las Vegas
Houston
Minn./St. Paul
Detroit
Riverside
Charlotte
Orlando
Denver
Philadelphia
Raleigh/Greensboro
Indianapolis
Tampa/St. Pete
Nashville
Kansas City
Sacramento
Austin
Baltimore
San Antonio
Jacksonville
Boston
West Palm Beach
Cleveland
Greenville
Grand Rapids
Tucson

E-BUSINESS STRATEGIES DRIVE GROWTH AND IMPROVE RESULTS

In the homebuilding industry, the big are getting bigger. Less than ten years ago, the nation's top 10 builders accounted for approximately 5 percent of the new construction home market. In 2000, the figure is approaching 20 percent. Pulte's US closings have quadrupled in the past decade, reaching almost 20,000 homes in 2000. Pulte's size and rapid growth are generating efficiencies in supply chain management as it realizes greater economies of scale. Pulte's B2B strategies are a continuation of work started in the early 1990s to help capture these economies and reduce overall supply chain costs.

Internet technology is playing an increasingly important role in the design, procurement and construction of a house. Internet-supported integration between builders, suppliers and contractors is streamlining the building process, taking millions of dollars worth of costs out of the physical distribution of materials and helping to schedule contractor resources more efficiently. Pulte is working with key business partners to accelerate the adoption and integration of technology; making equity investments in technology-related opportunities where appropriate to support the company's core homebuilding operations.

According to industry estimates, 40 percent (and growing rapidly) of homebuyers are now using the Internet in their search for a new home. As the Internet is becoming the tool of choice for house shoppers, Pulte is implementing an aggressive B2C strategy designed to enhance communications with the customer before, during and after the sale.

Pulte.com is expected to serve more than 2.5 million visitors in 2001, providing more than 16,000 graphics of floor plans, elevations and virtual tours along with information on more than 400 communities across the country. By providing a user-friendly, content rich experience, Pulte increases the customer's willingness to visit the community and, in turn, the likelihood of a sale. Technology's greatest role is facilitating communication with the customer throughout the buying experience, but particularly after the sale is complete. By becoming a value-added resource to homeowners, Pulte can support its brand and develop an e-business selling home-related products and services. It is currently estimated that homebuyers spend an average of $10,000 to $15,000 in the year following a home purchase. There are

20
15
10
5
0
96
97
98
99
00

Homebuilding Gross Margin %

PULTE IS CONTINUALLY FINDING WAYS TO REDUCE HOMEBUILDING COSTS WHILE PROVIDING GREATER VALUE TO CUSTOMERS

20
15
10
5
0
97
98
99
00

Return on Equity %

35
30
25
20
15
10
5
0
96
97
98
99
00

Book Value Per Share

Direct Inquiries To:
James P. Zeumer, VP of Investor and Corporate Communications
Telephone: (248) 433-4597
Fax: (248) 433-4543
email: jzeumer@pulte.com

Pulte Corporation
33 Bloomfield Hills Parkway, Suite 200
Bloomfield Hills, MI 48304
Telephone: (248) 647-2750
www.pulte.com
Transfer Agent:
Equiserv
PO Box 8200
Boston, MA 02266-8200
Tel: (800)426-5522
www.equiserve.com

clearly opportunities for Pulte to benefit by participating in some of these subsequent transactions.

Pulte built the foundation for implementing all of these Internet-based technologies with the installation and implementation of a new financial and business management system. All of Pulte's operations now run on a common platform, facilitating detailed and timely business analysis and the successful implementation of its e-business strategies.

INVESTING IN PEOPLE

Homebuilding isn't just about selling houses. Community managers run multi-million-dollar businesses, trying to balance customer needs, contractor resources and asset management to generate required financial returns – all while building the highest quality homes in the marketplace. It's not easy to find this skill set within the industry. That's why Pulte recruits at the college level, seeking bright young people who want to learn the business of homebuilding. Pulte also started the Top Gun program, through which it identifies successful sales and construction people and provides training to help them improve their business management skills. Graduates become mentors to other employees, helping to drive professional skills and best practices deeper into the organization.

QUARTERLY UPDATE

Higher revenues and increased margins helped drive another quarter of record business results for the company's fourth quarter ended December 31, 2000. Net income from continuing operations increased to $85.6 million, or $2.01 per share, compared to $69.8 million, or $1.60 per share in 1999.

An 11 percent increase in average home prices to $215,000, better mix and production efficiencies helped increase domestic homebuilding margins by 80 basis points to 19.7 percent, Pulte's 13th consecutive quarter of year-over-year gross margin improvement.

COMPANY OVERVIEW

Pulte Corporation is the parent of the Pulte group of companies. Pulte Home Corporation operates in 41 markets located throughout the United States, Argentina and Puerto Rico. The company is also the fifth-largest homebuilder in Mexico. Over its 50-year history, Pulte has constructed more than 277,000 homes, including a record 27,781 homes in 2000. Pulte Mortgage Corporation, Pulte's national mortgage company, is a nationwide lender committed to meeting the financing needs of Pulte customers by offering a wide variety of loan products and superior customer service. Together, Pulte's 5,200 employees work to provide customers with exceptional value and a buying experience that exceeds their expectations.

This Investor Fact Sheet is a paid advertisement prepared by the subject company. It has not been reviewed for accuracy by *Research* magazine, which does not endorse or recommend securities. *Research* receives a fee for distributing this Investor Fact Sheet.

Pulte Corporation and Del Webb Corporation will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pulte Homes free of charge by requesting them in writing from James P. Zeumer, Vice President of Investor and Corporate Communications, 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan, 48304 or by telephone at (800) 777-8583. You may obtain documents filed with the SEC by Del Webb free of charge by requesting them in writing from Donald V. Mickus, Vice President, Treasurer and Corporate Secretary, 6001 N. 24th Street, Phoenix, Arizona, 85016 or by telephone at (800) 808-8088.